Exhibit 99.1

SIGMA LITHIUM REPORTS 3Q 2023 RESULTS; POSTING 37% NET PROFIT MARGIN IN ITS FIRST OPERATIONAL QUARTER

SAO PAOLO – (November 14, 2023) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, responsibly sourced chemical grade lithium concentrate, today announced its results for the third quarter ended September 30, 2023. The Quarterly Filings and accompanying Management Discussion and Analysis (“MD&A”) are available on SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) and the Company's corporate website.

THIRD QUARTER 2023 AND RECENT HIGHLIGHTS ($ USD)

•	Sigma Lithium reported third-quarter revenue of USD $97 million, marking the Company’s first revenue-generating quarter as it successfully transitioned to a leading global lithium producer.

•	Low production cost resulting from operational efficiency and overall discipline drives significant financial margins and the ability to generate free cash flow.

•	56% Adjusted EBITDA Margin

•	37% Net Profit Margin

•	Third quarter average adjusted cash operating cost (1) of $505/tonne at mine gate and $577/tonne FOB Vitoria (ex-royalties). Adjusted EBITDA totaled USD $54.6 million.

•	Greentech Plant production ramp continues to sustain capacity of 270,000 tonnes of concentrate. Since September achieving regular shipments of 20,000 tonnes per month.

•	Expects production to approach 130,000 tonnes through sale of Triple Zero Green Lithium and equivalent By-Products by December 2023.

•	Continue to successfully market Green By-Products, achieving consistent pricing at 10% of concentrate, a testament to ore product quality despite soft market backdrop.

•	Announced positive results from the Phase 4 and Phase 5 exploration program that could potentially increase mineral resources to 130 Mt.

•	Strategic review is ongoing and the process advanced to final rounds on November 1, 2023.

CEO Remarks:

"In our first quarter of revenue generation, Sigma Lithium has achieved positive operating profit, enabled by our impressive cost-efficient operating model,” said Company Co-Chairperson and CEO Ana Cabral. “Looking ahead we expect to deliver increasing production volumes at a lower cost with a high standard of quality and purity. Our cost and purity advantages, combined with our industry-leading sustainability practices, provide Sigma Lithium with a preferential position in the marketplace. We believe this gives us the flexibility to expand our production capacity regardless of evolving market conditions to more efficiently utilize our existing cost structure. As production increases, so too should shareholder value as we continue our mission to sustainably power the next generation of electric vehicle batteries.”

Key Performance Metrics for Quarter Ended 30 September 2023 ($ USD)

	Unit	Q3 2023	1Q – 3Q 2023
Concentrate produced	tonnes	38,823	45,203
Concentrate grade produced	%	5.7%	5.6%
Concentrate sold	tonnes	38,000	38,000
Average realized selling price	$/t	2,488	2,488
Revenue	$ 000s	96.9	96.9
Unit operating cost (1)	$/t	505	N/A
Adjusted EBITDA	$ 000s	$54.6	$33.9
Net Income	$ 000s	$36.4	-$18.8
Cash and cash equivalents	$ 000s	$28.2	N/A

Sigma Lithium generated its first revenue from the sale of its Triple Zero Green Lithium concentrate (zero tailings, zero hazardous chemicals, zero carbon) and associated Green By-Products in the third quarter, marking a major milestone in the Company’s journey to become one of the largest lithium ore producers globally. In total, revenues generated in the third quarter were USD$96.9 million (C$130 million) from the sale of 38,000 tonnes of its Triple Zero Green lithium concentrate and 16,500 tonnes of lithiated Green By-products. The average realized price for Sigma Lithium’s concentrate in the quarter was $2,488/tonne.

Adjusted cash operating costs(1) for lithium concentrate produced at the Company’s Grota do Cirilo operations averaged $505/tonne in the quarter. The adjusted FOB Vitoria cost for the third quarter (which includes transportation, and warehousing) totaled $577/ tonne (or $649/tonne with royalties). Operating leverage in the quarter was impacted by the ramp process, particularly in July, when Greentech Plant throughput was minimal. For the month of October, the Company’s on-site operating ash costs per tonne were $425, while the FOB Vitoria cost was $485/tonne. While Sigma Lithium expects month-to-month variability in costs, it is providing early October data as an indication of its anticipated cost trend as production ramps. The Company expects additional traction on lowering its cash operating costs per tonne from these levels.

EBITDA for the third quarter totaled USD $53 million. This includes $3.4 million of non-recurring expenditures, including those associated with the ongoing strategic review, partially offset by the reversal of a $1.8 million tailwind from stock-based compensation. Excluding these costs, the Company delivered third quarter adjusted EBITDA of USD $54.6 million. Net income in the quarter totaled USD $36.4 million, or $0.33 per diluted share outstanding.

Operational Update

In the third quarter, Sigma Lithium continued to build on its track record of achieving operational milestones on schedule. Dense Media Separation (DMS) plant recoveries averaged 49%, with results impacted by lower plant throughput, particularly exiting the second quarter and into July. The Company has taken additional steps to boost throughput and continues to target sustained plant recovery rates of 65%. In October, throughput averaged 61.5%, with results boosted by a daily record production volume of 890 tonnes of Triple Zero Green Lithium concentrate. For the full year, the Company continues to expect lithium concentrate production of 130,000 tonnes, as ongoing production is supplemented by the sale of Green By-products.

During the third quarter, Sigma Lithium made two shipments of Triple Zero Green Lithium concentrate, totaling 38,000 tonnes. As previously reported, the Company successfully delivered its third shipment to port in October, trucking 20,000 tonnes of Triple Zero Green Lithium, to be shipped to Glencore as part of a collaboration to create a low carbon, environmentally and socially sustainable global lithium supply chain for electric vehicles. Sigma Lithium achieved operational net-zero carbon emissions for all three of its shipments to-date through the implementation of its environmentally sustainable production methods and the purchase of carbon credits from Carbonext (as verified through Verra Verified Carbon Standard).

Sales of lithium concentrate were supplemented by the sale of 16,500 tonnes of ultra-fine tailings to Yahua International Investment and Development Co. (“Yahua”).

Sigma Lithium continues to progress towards completing its Definitive Feasibility Study (DFS) and Final Investment Decision (FID) for its Phase 2 and 3 expansions. The expansion would lift Greentech Plant nameplate throughput potential to 766,000 tonnes (104,000 tonnes lithium carbonate equivalent) from the current level of 270,000 tonnes (37,000 tonnes lithium carbonate equivalent). The Company plans to update the market on its expansion progress as soon as the DFS has been completed and the FID has been made. Given Sigma Lithium’s high purity Triple Zero Green Lithium concentrate and ESG credentials, we believe the Company’s material has priority at converter customers. Together with our low operating cost model, Sigma Lithium remains confident in its decision to continue expanding its production capacity in the current market conditions.

Exploration Update

On November 1 Sigma Lithium announced a likely increase of its mineral resource estimate to over 110 million tonnes, representing a 25% potential increase to the prior estimate. Notably, the Company increased the exploration potential of Phase 4 to approximately 26 to 30Mt, with ore body extensions continuing to the east, based on the drilling results received to date. This is a significant potential increase to the Grota do Cirilo mineral resource estimate, delivering further consistent high grade assay results which are to be incorporated into an updated NI 43-101 compliant technical report expected to be released in the fourth quarter of 2023.

As part of the Exploration Program, Sigma Lithium has also identified additional pegmatites that could potentially yield up to 20 Mt of incremental mineral resource in a potential Phase 5.

The Company is conducting significant exploration RC drilling, trench work and sampling, in 57 mineralized pegmatites (out of the 200 pegmatites mapped within the Company’s mineral concessions). The Exploration Program defined the surface area and the weathered mineralogy for these 57 pegmatites. The Accelerated Plan will include drilling exploratory core diamond drill holes into each of these targets.

Strategic Review Process

Sigma Lithium recently announced that its strategic review process has advanced to the final round and is expected to reach a decision by the end of 2023. Remaining interested parties have “agreed-in-principle” to preserve the Company’s environmental and social sustainability centered business model in a potential strategic transaction. This update follows Sigma Lithium’s announcement in September that its Board of Directors had received and is reviewing multiple strategic proposals, including from global industry leaders in the energy, auto, batteries and lithium refining industries. The Board of Directors is committed to maximizing value for Sigma Lithium’s shareholders, employees and communities of Sigma Brazil at Vale do Jequitinhonha through the strategic review process.

Balance Sheet & Liquidity

Sigma Lithium ended the third quarter with USD $28.2 million in cash and cash equivalents. This represents a modest draw from the $33 million in cash at the quarter ended June 30, 2023. Positive earnings contributions were offset as the Company built working capital balances on account of the first commercial shipments. Capital expenditures spent during the third quarter were under $7mn as the Company made incremental investments to its Greentech Plant. In regard to the Phase 2 & 3 expansion, Sigma Lithium is finalizing the detailed engineering, but plans to fund the expansion through free cash flow generation and additional debt financing agreements.

Conference Call Information

The Company will conduct a conference call to discuss its financial results for the third quarter, and its outlook for the fourth quarter and full year 2023, at 8:00 a.m. EST on Wednesday, November 15, 2023. Participating on the call will be Co-Chairperson and Chief Executive Officer, Ana Cabral. To register for the call, please proceed through the following link Register here.

Sigma Lithium's Triple Zero Green Lithium: The foundation of a globally sustainable supply chain

Sigma Lithium has effectively lowered its carbon footprint with a series of pioneering initiatives, paving the way forward for the metals and mining sector.

The Company’s Triple Zero Green Lithium is produced at its state-of-the-art Greentech lithium plant at its Grota do Cirilo Project in Brazil, the first lithium project in the world without a tailings dam. With 100% dry-stacked tailings and the absence of hazardous chemical products for processing lithium, the Company is preventing water and soil contamination and contributing to the preservation of rivers and forests in the region.

The Company's main achievements towards abating its carbon footprint include:

•	Zero tailings: 100% dry stacked tailings, with all by-products eliminated through sales or upcycling to pave roads.

•	Zero hazardous chemicals: Utilizes Dense Medium Separation ("DMS") at the Greentech plant, which does not utilize hazardous chemicals.

•	Water efficiency: Utilizes 100% sewage water for its plant, fully recirculated.

•	Water preservation: Preserves 100% of the Piaui Creek source of drinking water for the communities living around Sigma Lithium.

•	Clean renewable energy: Utilizes 100% clean renewable energy for its Greentech Plant via "behind the meter" supply agreements.

•	Biodiesel: Utilizes biodiesel fuel in some of its trucking fleet, with plans to increase to up to 50% by 2025.

•	Explosives / ANFO: Decreased explosives load with computerized load simulation strategies.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O’Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Director, Business Development
+1 (647) 706-1087
jamie.flegg@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Figure 1: Statement of Consolidated Income

Profit and Loss - Management P&L ($000)	Three Months Ended September 30,	Nine Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,
	CAD	CAD	USD	USD
Revenue from contracts with customers	129,925	129,925	96,902	96,902
Cost of goods sold	(46,006)	(46,006)	(34,311)	(34,311)
Distribution costs	(1,090)	(1,090)	(814)	(814)
Gross Profit	82,829	82,829	61,776	61,776

General & administrative	(16,581)	(43,060)	(12,364)	(32,029)
Stock-based compensation	2,392	(46,626)	1,783	(34,617)
Sales expenses	(63)	(331)	(46)	(246)
Other net expenses (net)	(1,879)	(4,789)	(1,403)	(3,555)
Total Operating Expenses	(16,131)	(94,806)	(12,030)	(70,447)

Financial Income (expenses), net	(10,664)	(6,379)	(7,962)	(4,789)

Operating Income Before Taxes	56,034	(18,356)	41,783	(13,460)
Income tax Expense	(7,149)	(7,149)	(5,336)	(5,336)
Net Income (loss) for the period	48,885	(25,505)	36,447	(18,796)

Figure 2: Consolidated Balance Sheet

	September 30,	December 31,	September 30 ,	December 31,
Balance Sheet ($000)	2023	2022	2023	2022
	CAD		USD
ASSET
Current assets
Cash and cash equivalent	38,142	96,354	28,180	71,094
Customers	73,492	-	54,298	-
Inventories	21,797	-	16,104	-
Due from related party	370	4,881	273	3,601
Advance to suppliers	9,441	1,727	6,975	1,274
Tax to recovery	3,252	419	2,403	309
Prepaid expenses and other assets	6,869	11,113	5,075	8,200
Total current assets	153,363	114,494	113,308	84,479
Non-current assets	-	-
Due from related party	7,962	-	5,883	-
Prepaid expenses and other assets	85	204	63	151
Deferred income tax and social contribution	1,757	-	1,298	-
Property, plant and equipment	232,138	158,574	171,509	117,003
Exploration and evaluation assets	59,706	35,636	44,112	26,294
Total assets	455,011	308,908	336,174	227,926
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Suppliers	37,425	24,307	27,651	17,935
Financing and export prepayment agreement	27,642	-	20,423	-
Customer advance	2,127	1,571	-
Taxes payable - short term	4,594	3,070	3,394	2,265
Income tax and social contribution	8,800	-	6,502	-
Account payable	9,399	1,936	6,944	1,428
Royal agreement option	-	5,081	-	3,749
Payroll and related charges	2,902	409	2,144	302
Royalties	1,112	822	-
Lease liability	2,089	680	1,543	502
Accrued social projects	2,173	-	1,605	-
Accrued liabilities and other liabilities	1,513	1,959	1,118	1,445
Total current liabilities	99,776	37,442	73,717	27,626
Non-Current Liabilities
Financing and export prepayment agreement	122,768	77,438	90,704	57,137
Taxes payable - long term	136	-	100	-
Accrued liabilities	2,354	1,386	1,739	1,023
Lease liability	4,131	2,989	3,052	2,205
Asset retirement obligations	7,216	6,547	5,331	4,831
Related party loan	-	-	-	-
Total Non-Current liabilities	136,605	88,360	100,927	65,196
Total liabilities	236,381	125,802	174,644	92,822
Shareholders' equity
Share capital	373,043	276,711	275,614	204,170
Contributed surplus	64,680	103,936	47,787	76,689
Accumulated other comprehensive loss	923	(3,030)	443	(2,236)
Accumulated deficit	(220,016)	(194,511)	(162,315)	(143,519)
Total shareholders' equity	218,630	183,106	161,529	135,104
Total liabilities and shareholders' equity	455,011	308,908	336,174	227,926

Figure 3: Selected Consolidated Cash Flow Statement

Nine Months Ended September 30, 2023 (000)	CAD	USD
Operating activities
Net loss for the period	(25,505)	(18,796)
Adjustments for:
Depreciation	4,339	3,291
Income tax and social contribution - current and deferred	7,149	5,336
Stock-based compensation	46,626	34,617
Accrual social projects	2,173	1,601
Accrual for contingencies	683	503
Cost transactions	790	582
Interest due loans and leases	2,880	2,122
Accretion due asset retirement obligation	308	227
Foreign exchange loss (gain) on other assets and liabilities	(7,403)	(5,456)
Adjusted income (loss) for the period	32,040	24,028
Changes in non-cash working capital items:
Customers	(74,669)	(55,167)
Prepaid expenses and other assets	(8,799)	(6,501)
Inventories	(20,345)	(15,031)
Advance to suppliers	(7,613)	(5,625)
Related parties	(9,176)	(6,779)
Suppliers	7,468	5,518
Advance from customers	1,757	1,298
Amounts payable and other liabilities	(1,663)	(1,229)
Payroll and other taxes	2,364	1,747
Interest payment of leases	(1,683)	(1,243)
Net cash used in operating activities	(80,319)	(58,985)
Investing activities
Addition to exploration and evaluation assets	(12,443)	(9,193)
Purchase of property, plant and equipment	(49,475)	(36,553)
Net cash used in investing activities	(61,918)	(45,747)
Financing activities
Loans and leasings	80,958	59,814
Net cash provided by financing activities	80,958	59,814
Effect of exchange rate changes on cash held in foreign currency	3,067	2,004
Net (decrease)increase in cash	(58,212)	(42,914)
Cash, beginning of period	96,354	71,094
Cash, end of period	38,142	28,180

Reconciliation

To provide investors and others with additional information regarding the financial results of Sigma Lithium, we have disclosed in this release certain non-U.S. GAAP operating performance measures of EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin. These non-U.S. GAAP financial measures are a supplement to and not a substitute for or superior to, the Company's results presented in accordance with U.S. GAAP.  The non-U.S. GAAP financial measures presented by the Company may be different from non-U.S. GAAP financial measures presented by other companies. Specifically, the Company believes the non-U.S. GAAP information provides useful measures to investors regarding the Company's financial performance by excluding certain costs and expenses that the Company believes are not indicative of its core operating results.  The presentation of these non-U.S. GAAP financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP.  A reconciliation of the non-U.S. GAAP financial measures to U.S. GAAP results is included herein.

Endnotes:

(1)	Unit Cash Operating Costs per ton include mining, processing, crushing, and site administration expenses. When shown as Free on Board (FOB), these expenses include transport and port charges. For clarity, inventory adjustments, by-product credits, non-site G&A, carbon credits, and royalty costs are excluded.

Figure 4: Adjusted EBITDA Calculation

Profit and Loss - Management P&L	Three Months Ended September 30,	Nine Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,
	CAD	CAD	USD	USD
Revenue from contracts with customers	129,925	129,925	96,902	96,902
Operating cost (excl. depreciation expense)	(41,714)	(41,714)	(31,110)	(31,110)
Distribution cost	(1,090)	(1,090)	(814)	(814)
Gross margin	87,121	87,121	64,977	64,977
General and administration expense (excl. depreciation expense)	(16,534)	(42,939)	(12,329)	(31,939)
Sales expenses	(63)	(331)	(46)	(246)
Stock-based compensation	2,392	(46,626)	1,783	(34,617)
Other net expenses (net)	(1,879)	(4,789)	(1,403)	(3,555)
EBITDA	71,037	(7,564)	52,982	(5,380)
EBITDA (%)	55%	-6%	55%	-6%
Non-recurring general and administration expense	4,569	6,282	3,415	4,717
Legal & Consultant (1)	2,858	4,300	2,130	3,222
Others (2)	1,711	1,982	1,285	1,495
Stock-based compensation (3)	(2,392)	46,626	(1,783)	34,617
Adjusted EBITDA	73,214	45,344	54,614	33,953
Adjusted EBITDA (%)	56%	35%	56%	35%

Notes:

1)	Legal & Consultation costs are primarily fees associated with the ongoing strategic review process.

2)	Other expenses include certain non-recurring operational charges. Charges in 3Q23 include a CAD$1,425mn demurrage expense.

3)	Represents non-cash stock-based compensation.